SEC Mail Processing Section
MAR 0 2 2009
Washington, DC
105

UNITED S
SECURITIES AND EX
Washington, I

09059057

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-50386

ABX
3/10

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2008 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Securities Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 South Dixie Highway, Suite 220
(No. and Street)

Boca Raton (City) Florida (State) 33432 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James L. Foresman, President (561) 362-4343
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman, Rossin & Co., P.A.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive (Address) Miami (City) Florida (State) 33133 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

TA
3/25

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

OATH OR AFFIRMATION

I, James L. Foresman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Securities Group, Inc., as of December 31, 2008 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

(Signature)

PRESIDENT

(Title)

(Notary Public)

NOTARY PUBLIC-STATE OF FLORIDA
Irene Grieco
Commission # DD708569
Expires: OCT. 07, 2011
BONDED THRU ATLANTIC BONDING CO., INC.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal control required by SEC Rule 17a-5.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

AMERICAN SECURITIES GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008



KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION

CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
American Securities Group, Inc.
Boca Raton, Florida

We have audited the accompanying statement of financial condition of American Securities Group, Inc. as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of American Securities Group, Inc. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

The accompanying statement of financial condition has been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the statement of financial condition, the Company experienced a loss for the year ended December 31, 2008, was not in compliance with its minimum regulatory capital requirements at December 31, 2008, and anticipates the need for additional funding in 2009 to continue to meet its operational and regulatory requirements. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in Note 2. The statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.

Kaufman, Rossin & Co.

Miami, Florida
February 26, 2009

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

AMERICAN SECURITIES GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS		
CASH AND CASH EQUIVALENTS (NOTE 4)	$	275,659
RECEIVABLE FROM BROKERS (NOTE 4)		40,941
PROPERTY AND EQUIPMENT, NET (NOTE 6)		3,241
OTHER ASSETS		82,271
	$	402,112
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable and accrued liabilities (Note 5)	$	251,870
LEASE COMMITMENT (NOTE 7)		
STOCKHOLDER'S EQUITY		150,242
	$	402,112

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

American Securities Group, Inc. (the Company) was incorporated on May 26, 1999 and effective January 3, 2000 became a wholly-owned subsidiary of Invest Holdings, Inc. (the former Parent). Effective September 30, 2008, the former Parent sold its ownership interest to Phoenix Bay, Inc. (the Parent). The Company is a registered broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA) (formally known as the National Association of Securities Dealers), the National Futures Association and the Municipal Securities Rulemaking Board. The Company's revenues are principally derived from investment advisor services, and to a lesser degree, the Company acts in an agency capacity, buying and selling securities for its customers and charging a commission.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the requirements of these organizations.

Cash and Cash Equivalents

The Company considers all highly liquid investments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances in excess of federally insured limits.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts, while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense currently.

Depreciation

Depreciation of property and equipment is computed using the straight-line method based upon the estimated useful lives of the assets which are three years.

Securities Transactions

Securities transactions, along with related commission income and clearing costs, are reported on a trade date basis.

Goodwill

In connection with a business purchase during the year ended December 31, 2000, the Company recorded goodwill of $25,000. As required by Statement of Financial Accounting Standards No. 142, the Company ceased amortizing the goodwill effective January 1, 2002. As of December 31, 2008, the Company has goodwill, net of accumulated amortization, totaling $18,333. This amount is included in other assets in the accompanying statement of financial condition.

Revenue Recognition

Investment advisory fees are recognized as the services are provided and collection is reasonably assured and are specific to each customer, as defined in the individual investment advisory agreements. These fees are based upon the market values of customer accounts.

Income Taxes

The Company was part of a consolidated group for Federal and state income tax purposes until the change in ownership in September 2008. Federal and state income taxes were calculated as if the Company filed on a separate return basis. The former Parent was responsible for the payment of income taxes, and the Company's calculated portion of these taxes (expense) was accounted for as a related party transaction. Subsequent to the change in ownership, the Company will file Federal and state income tax returns and be responsible for the related income taxes.

The Company accounts for income taxes under the liability method according to Statement of Financial Accounting Standards No. 109. Deferred tax assets and liabilities are provided for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred tax assets, net of a valuation allowance, are recorded when management believes it is more likely than not that the tax benefits will be realized. Realization of the deferred tax assets is dependent upon generating sufficient taxable income in the future. The amount of deferred tax asset considered realizable could change in the near term if estimates of future taxable income are modified.

The Company has elected to defer adoption of Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes, until the year ending December 31, 2009 in accordance with FASB Staff Position FIN 48-3. The Company evaluates uncertain tax positions and the likelihood of losing the benefit thereof pursuant to FASB Statement No. 5 whereby loss contingencies are accrued if the loss is both probable and can be reasonably estimated. Upon adoption of Interpretation No. 48 for its 2009 annual financial statements, the Company will recognize income tax liabilities based upon criteria which include a more-likely- than-not threshold. The effects of adopting the Interpretation have not been determined.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Employee Benefit Plan

Effective January 1, 2006 the Company adopted a Simple IRA Plan covering substantially all of its employees. Under the plan, the Company matches 100% of each participant's contribution, limited to 3% of compensation.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE 2. GOING CONCERN

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplates continuation of the Company as a going concern. During the year ended December 31, 2008, the Company experienced a loss and required capital contributions to meet its minimum regulatory capital requirements. At December 31, 2008, the Company was not in compliance with its minimum regulatory capital requirements and anticipates the need for additional funding in 2009 to continue to meet its operational and regulatory requirements.

The Parent is negotiating with certain of its existing shareholders and potential new investors to secure additional funding, a portion of which intended to be used to provide working capital to the Company. In addition, the Company is considering alternate sources of financing from financial institutions and other funding sources.

In view of these matters, continuation as a going concern is dependent upon future operations of the Company and adequacy of financing. Management believes that actions presently being taken, as described in the preceding paragraph, provide the opportunity for the Company to continue as a going concern, however, there is no assurance this will occur.

NOTE 3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $50,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2008 the Company's Net Capital was $32,924 which was less than the requirements by $17,076. The ratio of Aggregate Indebtedness to Net Capital was 7.65 to 1 at December 31, 2008.

NOTE 4. RISK CONCENTRATIONS

Clearing and Depository Operations

The clearing and depository operations for the Company's securities transactions are provided by three brokerage firms, whose principal offices are in the United States of America. At December 31, 2008, the amount receivable from brokers and $219,343 of cash and cash equivalents, as reflected in the accompanying statement of financial condition, are due from and held by these brokers.

Other Risk Concentrations

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

NOTE 5. RELATED PARTIES

Rent

On January 1, 2006, the Company entered into a month to month operating lease for an office facility in Boca Raton, Florida with their former Parent. The lease is cancelable with a 60 day notice.

NOTE 5. RELATED PARTIES (Continued)

Dividends

During the nine months ended September 30, 2008, the Company made non-interest bearing advances to its former Parent. At September 30, 2008, the net amount due from the former Parent relating to advances offset by reimbursement of expenses, including income taxes, totaled $176,734. On September 30, 2008, the Company distributed the balance due from the former Parent in connection with the sale of the Company.

Licensing Fees

During the year ended December 31, 2008, the Company incurred licensing fees for use of software from its Parent. At December 31, 2008, $34,505 was due to the Parent and is included in accounts payable and accrued liabilities in the accompanying statement of financial condition.

NOTE 6. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2008 consisted of the following:

Computer and equipment	$	15,629
Less accumulated depreciation	(	12,388)
	$	3,241

NOTE 7. LEASE COMMITMENT

On June 28, 2007, the Company entered into a a non-cancelable operating lease for an office facility in Orlando, Florida, expiring on June 28, 2012.

The approximate future minimum annual rentals under this non-cancelable lease for the years subsequent to December 31, 2008 are as follows:

2009	$	93,000
2010		96,000
2011		99,000
2012		50,000
	$	338,000

NOTE 8. INCOME TAXES

At December 31, 2008, the Company has a deferred tax asset of approximately $60,000 relating to its net operating loss carryforward. A valuation allowance in the same amount has been recorded as management believes it is more likely than not that the tax benefits may not be realized. At December 31, 2008, the Company has a net operating loss carryforward of approximately $149,000 expiring in 2028.

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Miami:

2699 s. bayshore drive
suite 300
miami, florida 33133

305 858 5600
305 856 3284 fax

Ft. Lauderdale:

200 e. broward blvd.
suite 1310
ft. lauderdale, florida 33301

954 713 7444
954 759 7877 fax

Boca Raton:

225 n.e. mizner blvd.
suite 250
boca raton, florida 33432

561 394 5100
561 750 9781 fax

World Wide Web:

www.kaufmanrossin.com